QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned previously notified the Securities and Exchange Commission on a Form 6-F filed on March 10, 2011 (the "Original N-6F") that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submitted the following information:

Name:	Crescent Capital Finance Group, Inc.
Address of Principal Business Office:	11100 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025
Telephone Number:	(310) 235-5900
Name and Address of Agent For Service of Process:	Michael Parks Chief Executive Officer Crescent Capital Finance Group, Inc. 11100 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025

        This Amendment No. 1 to the Original N-6F is being filed because of delays in the effectiveness of the undersigned company's registration statement on Form N-2 (File No. 333-172733).

        The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

 SIGNATURE

        Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Los Angeles and the State of California on the 9th day of June, 2011.

CRESCENT CAPITAL FINANCE GROUP, INC.
By:	/s/ Michael Parks
Name:	Michael Parks
Title:	Chief Executive Officer
Attest:	/s/ Joseph Keenan
Name:	Joseph Keenan
Title:	Chief Financial Officer

QuickLinks

SIGNATURE